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Attn:	Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Re:	Highlands REIT, Inc.

Form 10-12G

Filed February 5, 2016

File No. 000-55580

Dear Mr. Kluck:

On December 23, 2015, Highlands REIT, Inc., a Maryland corporation (the “Company” or “Highlands”), filed a registration statement on Form 10 (File No. 001-37667) (the “December Registration Statement”) to register securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On January 22, 2016, the Company received a letter (the “January Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) provided in respect of the December Registration Statement. As requested in the January Comment Letter, on February 5, 2016, the Company filed a Form RW to withdraw the December Registration Statement. Also on February 5, 2016, the Company filed a new registration statement on Form 10-12G (File No. 000-55580) (the “February Registration Statement”) to register securities under Section 12(g) of the Exchange Act. On March 7, 2016, the Company received a letter (the “March Comment Letter”) from the Staff provided in respect of the February Registration Statement. On March 18, 2016, the Company filed a Form RW to withdraw the February Registration Statement to prevent it from automatically becoming effective sixty days after filing while the Company is in the process of responding to comments made by the Staff.

On behalf of the Company, simultaneous with the submission of this letter, we hereby transmit for filing under the Exchange Act a new registration statement on Form 10-12G (the “Registration Statement”), including certain exhibits. The Company’s responses to the March Comment Letter from the Staff regarding the February Registration Statement are as follows.

March 18, 2016

For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s responses. Where we have revised disclosure in the Registration Statement in response to one of the Staff’s comments, we have noted the applicable page number of the Information Statement (the “Information Statement”) that forms part of the Registration Statement in the response to such comment. In addition, certain marked copies of the Registration Statement provided to the Staff have been marked with the number of the response next to the corresponding text of the Registration Statement.

Leasing Activity, page 80

1.	We note your disclosure in response to comment 14 and your disclosure on page 80 that three of the expiring leases account for approximately 6% of your annualized rent and that two of these leases are expected to be rented at approximately a 10% to 20% lower rate. With respect to the third lease, please discuss the relationship between market rents and the expiring rent.

Response:

The Company has revised its disclosure on pages 81 – 82 of the Information Statement in response to the Staff’s comment.

2.	We note your disclosure in response to comment 15. Please also disclose the number of leases that were not renewed in the period presented.

Response:

The Company has revised its disclosure on page 82 of the Information Statement in response to the Staff’s comment.

If you have any questions regarding the foregoing responses or the Registration Statement or need additional information, please do not hesitate to contact me by telephone at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

Enclosures

cc:  Richard Vance, President and Chief Executive Officer, Highlands REIT, Inc.

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